Name of Registrant:
Franklin Municipal Securities Trust
File No. 811-06481

EXHIBIT ITEM No. 77I(b): Terms of new or amended securities

The Fund currently offers four classes of shares, Class A, Class B, Class C and Advisor Class. New or additional investments into Class B are no longer permitted. Existing shareholders of Class B shares may continue as Class B shareholders, continue to reinvest dividends into Class B shares and exchange their Class B shares for Class B shares of other Franklin Templeton funds as permitted by the current exchange privileges. The Fund began offering Advisor Class shares on November 15, 2006. The Fund may offer additional classes of shares in the future. The full title of each class is:

	Franklin California High Yield Municipal Fund - Class A Franklin California High Yield Municipal Fund - Class B Franklin California High Yield Municipal Fund - Class C Franklin California High Yield Municipal Fund - Advisor Class

Shares of each class represent proportionate interests in the Fund's assets. On matters that affect the Fund as a whole, each class has the same voting and other rights and preferences as any other class. On matters that affect only one class, only shareholders of that class may vote. Each class votes separately on matters affecting only that class, or expressly required to be voted on separately by state or federal law. Shares of each class of a series have the same voting and other rights and preferences as the other classes and series of the Trust for matters that affect the Trust as a whole. Additional series may be offered in the future.






1